PRESS RELEASE

Klondex Files Technical Report and Pre-Feasibility Study for True North Gold Mine;
Reports Tailings Mineral Reserve of ~32,400 Au oz

Vancouver, BC - October 27, 2016- Klondex Mines Ltd. (KDX:TSX; KLDX:NYSE MKT) (“Klondex” or the “Company”) is pleased to report that its independent technical report titled “Technical Report and Pre-Feasibility Study on the True North Gold Mine, Bissett, Manitoba, Canada” has been filed on SEDAR and is now also available on the Company’s website. P&E Mining Consultants, Inc. authored the report, which is dated October 27, 2016, with an effective date of June 30, 2016 (the "Technical Report").

In addition to the Mineral Reserve and Mineral Resource estimates described in the Company’s press release dated September 12, 2016, the Company is also pleased to announce a Mineral Reserve and Mineral Resource for the tailings in the tables below:

TABLE 1 TAILINGS MINERAL RESERVE(1-7)
Class	Grade Au opt	Grade Au g/t	Tons (k)	Au (k) oz
Probable	0.028	0.96	1,170	32.4

(1)	Tailings Mineral Resource is inclusive of Mineral Reserves.
(2)	Tailings Mineral Reserve estimate is based on tailings located at True North produced by previous operators to Klondex.
(3)

Tailings Mineral Reserve was estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(4)	No mining losses have been applied to the designed historic tailing excavations and no additional unplanned dilution has been included.
(5)	Contained metal may differ due to rounding.
(6)	Cut-off grade = 0.026 opt Au (0.89 g/t Au) for 2016 to 2018 and 0.020 opt Au (0.69 g/t Au) for 2019 to 2023
(7)	A dry bulk density of 0.044 tons per cubic foot was utilized in the tailings Mineral Reserve tonnage calculation.

The tailings Mineral Reserve estimate for the Project is based on the resource block model, achievable recovery shape, mining recovery, and reprocessing cost considerations. The 2016 to 2018 Mineral Reserve cutoff is based on the availability of process plant capacity in conjunction with underground ore mining.

The tailings Mineral Reserve estimate is based on a gold cut-off grade of 0.026 opt Au (0.89 g/t Au) for 2016 to 2018 and 0.020 opt Au (0.69 g/t Au) for 2019 to 2023 which has been calculated from the following parameters:

2016 to 2018:
Gold Price:	US$ 1,200 per oz
Exchange Rate:	C$ to US$: 0.80
Process Cost:	C$25.06 per ton
Sustaining Capital Cost	C$6.39 per ton
G&A Cost:	C$3.15 per ton
Recovery:	90%
Cut-off	0.026 opt Au (0.89 g/t Au)

2019 to 2023:
Gold Price:	US$ 1,200 per oz
Exchange Rate:	C$ to US$: 0.80

Suite 2200, 1055 West Hastings Street, Vancouver, BC, Canada V6E 2E9 | Telephone +1 775.284.5757	www.klondexmines.com

PRESS RELEASE

Process Cost:	C$18.01 per ton
Sustaining Capital Cost	C$2.56 per ton
G&A Cost:	C$ 6.40 per ton
Recovery:	90%
Cut-off	0.020 opt Au (0.69 g/t Au)

TABLE 2 TAILINGS MINERAL RESOURCE(1-8)
Class	Grade Au opt	Grade Au g/t	Tons (k)	Au (k) oz
Indicated	0.024	0.82	2,138	51.0
Inferred	0.022	0.75	47	1.1

(1)	Tailings Mineral Resource is inclusive of Tailings Mineral Reserve.
(2)	Tailings Mineral Resource estimate is based on tailings located at True North produced by previous operators to Klondex.
(3)

Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

(4)

Mineral Resource was estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council.

(5)

The quantity and grade of reported Inferred Mineral Resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Mineral Resources as an Indicated or Measured Mineral Resource and it is uncertain if further exploration will result in upgrading them to an Indicated or Measured Mineral Resource category.

(6)	Contained metal may differ due to rounding.
(7)	Cut-off grade = 0.015 opt Au (0.51 g/t Au).
(8)	A dry bulk density of 0.044 tons per cubic foot per cubic foot was utilized in the tailings Mineral Resource estimate tonnage calculation.

The tailings Mineral Resource estimate for the Project is based on information from auger drilling. A block model constrained within a 3D wireframe model of the tailings dam extent was developed. Values for bulk density and Au/opt were interpolated into the grade model blocks using Inverse Distance Cubed weighting.

The tailings Mineral Resource estimate is based on a gold cut-off grade of 0.015 opt Au (0.51 g/t Au), which has been calculated from the following parameters:

Gold Price:	US$ 1,400 per oz
Exchange Rate:	C$ to US$: 0.80
Process Cost:	C$18.01 per ton
G&A Cost:	C$6.40 per ton
Process Recovery:	90%

Additional information relating to the Mineral Resource and Mineral Reserve estimates described herein and in the Company's press release dated September 12, 2016 is included in the Technical Report.

Qualified Person
Scientific and technical information in this press release has been reviewed and approved by Eugene Puritch, P.Eng. (PEO Lic#100014010), a “Qualified Person” within the meaning of NI 43-101.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex is a well-capitalized, junior-tier gold and silver mining company focused on exploration, development, and production in a safe, environmentally responsible, and cost-effective manner. The Company has 100% interests in three producing mineral properties: the Fire Creek Mine and the Midas Mine and ore milling facility, both of which are located in the state of Nevada, USA, and the True North Gold Mine (formerly the Rice Lake Mine) and mill in Manitoba, Canada. The Company also has 100% interests in two recently acquired projects, the Hollister mine and the Aurora mine and ore milling facility (formerly known as Esmeralda), also located in Nevada, USA.

Suite 2200, 1055 West Hastings Street, Vancouver, BC, Canada V6E 2E9 | Telephone +1 775.284.5757	www.klondexmines.com

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For More Information
John Seaberg
Senior Vice President, Investor Relations and Corporate Development
O: 775-284-5757
M: 303-668-7991
jseaberg@klondexmines.com

Cautionary Note Regarding Forward-looking Information
This news release contains certain information that may constitute forward-looking information or forward-looking statements under applicable Canadian and U.S. securities legislation (collectively, "forward looking information"), including but not limited to information about current expectations on the timing, success and growth of exploration and development activities at the True North mine and the anticipated timing of Klondex's reporting of financial results and related conference call. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These uncertainties and risks include, but are not limited to, the strength of the global economy; the price of gold and silver; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; the risks and hazards associated with underground operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company's business are more fully discussed in the Company's disclosure materials filed with the securities regulatory authorities in Canada and United States available at www.sedar.com and www.sec.gov, respectively. Readers are urged to read these materials. Klondex assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.

Cautionary Note to U.S. Investors Regarding the Use of Mining Terms
This news release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. All Mineral Reserve and Mineral Resource estimates included or referred to in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the Mineral Reserve disclosure requirements of the U.S. Securities and Exchange Commission (the “SEC”) set out in Industry Guide 7. Consequently, Mineral Reserve and Mineral Resource information contained in this news release is not comparable to similar information that would generally be disclosed by U.S. companies in accordance with the rules of the SEC.

In particular, the SEC’s Industry Guide 7 applies different standards in order to classify mineralization as a reserve. As a result, the definitions of Proven and Probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “Bankable” Feasibility Study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and all necessary permits and government approvals must be filed with the appropriate governmental authority. Accordingly, Mineral Reserve estimates contained in this news release may not qualify as “reserves” under SEC standards.

Suite 2200, 1055 West Hastings Street, Vancouver, BC, Canada V6E 2E9 | Telephone +1 775.284.5757	www.klondexmines.com

PRESS RELEASE

The SEC's disclosure standards normally do not permit the inclusion of information concerning "Measured Mineral Resources", "Indicated Mineral Resources" or "Inferred Mineral Resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves. U.S. investors should also understand that "Inferred Mineral Resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "Inferred Mineral Resource" will ever be upgraded to a higher category.

Suite 2200, 1055 West Hastings Street, Vancouver, BC, Canada V6E 2E9 | Telephone +1 775.284.5757	www.klondexmines.com